Exhibit 99.1

For More Information Contact:

MEDIA CONTACTS:
Biogen Idec Kate Weiss Ph: (617) 914-6524	Elan Mary Stutts Ph: (650) 794-4403 Miriam Mason Ph: (650) 877-7616
INVESTOR CONTACTS:
Biogen Idec John Applegate Ph: (617) 679-2812 Kia Khaleghpour Ph: (617) 679-2812	Elan Chris Burns Ph: + 353 1 709 4444 Ph: (800) 252-3526 David Marshall Ph: +353 1 709 4444

Biogen Idec and Elan Enroll First Patient in Large, Well-Controlled Head-to-Head Study
 of Multiple Sclerosis Treatments

– Study Aims to Inform Treatment Decisions and Improve Patient Outcomes by
Directly Comparing TYSABRI to Copaxone and Rebif –

Cambridge, Mass. – March 25, 2010 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced enrollment of the first patient in a global Phase IIIb, randomized, rater-blinded, active-controlled study designed to evaluate switching to TYSABRI® (natalizumab) from Copaxone® (glatiramer acetate) or Rebif® (interferon beta-1a) in patients with relapsing remitting multiple sclerosis (RRMS). The study, called SURPASS, is expected to enroll 1,800 patients in 27 countries and provide direct comparative data of different treatment options for RRMS patients who experience breakthrough disease activity.

“Despite being on therapy, many MS patients still experience disease progression, resulting in loss of physical abilities and permanent damage to the central nervous system,” said Richard Rudick, M.D., chair of the SURPASS trial advisory committee and director of the Mellen Center for Multiple Sclerosis Treatment and Research at the Cleveland Clinic. “Currently, there is limited data to inform decisions about how to switch in patients who have disease activity while on therapy. The goal of the SURPASS study is to provide that data so physicians can improve treatment decisions and outcomes for their MS patients.”

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Biogen and Elan Launch, Large Head-to-Head Study of Multiple Sclerosis Treatments
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A significant number of MS patients continue to experience clinical relapses and disease progression despite treatment with disease-modifying therapies such as Copaxone and Rebif. The SURPASS study, a large, well-controlled comparative trial of MS treatments, will evaluate switching to TYSABRI versus staying on or switching between Copaxone and Rebif and determine whether early use of TYSABRI in the treatment algorithm ultimately leads to better outcomes.

“TYSABRI is a compelling treatment option that is bringing hope to many MS patients,” said Alfred Sandrock, M.D., M.P.H., senior vice president of neurology research and development at Biogen Idec. “By evaluating TYSABRI against other MS treatments, our goal is to provide the data needed to make better treatment decisions and improve patients’ lives.”

“We believe the SURPASS study has the potential to improve the way MS is treated,” said Carlos Paya, M.D., Ph.D., president at Elan. “Despite significant advances in treatment, the unmet medical need for many MS patients remains great and this study supports our commitment to continuing to advance the standard of care in MS.”

About SURPASS
SURPASS is a global, Phase IIIb, multicenter, randomized, rater-blinded, parallel-group, active-controlled trial designed to provide direct comparative data to inform patients and physicians of the relative benefits of different treatment options when faced with breakthrough disease activity. The large, well-controlled comparative study assessing TYSABRI, Copaxone and Rebif is expected to enroll 1,800 patients with RRMS, ages 18 to 60 years old, with a baseline Expanded Disability Status Scale (EDSS) score from 0.0 to 5.5. Patients must have been treated with a stable regimen of either Copaxone or Rebif as their principal first therapy for MS for six to 18 months prior to randomization. Patients must also have had disease activity within 12 months prior to screening defined as one or more clinical relapses or two or more new MRI lesions (Gd+ and/or T2 hyperintense lesions).

The primary endpoint of the study is the annualized relapse rate. Secondary endpoints include the change from baseline to 48 weeks in T2 lesion volume and the proportion of subjects who remain free of disease activity – defined as no clinical relapses, no new Gd+ lesions, no new or newly-enlarging T2 lesions, and no sustained progression on EDSS. Additional study objectives will evaluate the safety and tolerability of switching to TYSABRI.

Participants will be randomized in a 2:1:1 ratio to one of the following groups:
-	Group 1: 900 patients will receive TYSABRI 300 mg intravenous (IV) every four weeks;
-	Group 2: 450 patients will receive interferon beta-1a 44 mcg subcutaneous (SC) three times per week; and
-	Group 3: 450 patients will receive glatiramer acetate 20 mg SC once daily.

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Patients interested in learning more about the SURPASS trial may speak with their physician or e-mail SURPASS.study@biogenidec.com.

Dr. Richard Rudick is a paid consultant and speaker for Biogen Idec.

About TYSABRI
TYSABRI is approved in more than 45 countries. In the U.S., it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS.

Data from the Phase III AFFIRM trial highlights TYSABRI’s powerful efficacy. According to that data, which was published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate when compared with placebo and reduced the relative risk of disability progression by 42-54 percent (p<0.001). In post-hoc analyses of the Phase III AFFIRM trial and as published in The Lancet Neurology, 37 percent of TYSABRI-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to 7 percent of placebo-treated patients.

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain. The risk of PML increases with increasing duration of use. Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has been reported in patients treated with TYSABRI in the post-marketing setting. Common adverse events reported in TYSABRI-treated MS patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain and rash.

TYSABRI is co-marketed by Biogen Idec Inc. and Elan Pharmaceuticals, Inc. For more information about TYSABRI, please visit www.tysabri.com, http://www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients worldwide benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Pharmaceuticals, Inc., is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares are listed on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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